Jeffrey S. Sherman
Senior Vice President and General Counsel
1 Becton Drive
Franklin Lakes, NJ 07417-1880 tel: 201-847-3223 fax: 201-847-5361 jeffrey_s_sherman@bd.com

February 8, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brian Cascio, Accounting Branch Chief

Re:	Becton, Dickinson and Company (the “Company”)

Form 10-K for the fiscal year ended September 30, 2011 (the “Form 10-K”)

Filed November 23, 2011

File No. 001-04802

Ladies and Gentlemen:

This letter is in response to your comments on the above filing contained in your letter of January 24, 2012. In connection with this response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For reference, we have included the comment contained in your letter in bold text preceding our response.

Comment:

Note 5. Commitments and Contingencies, page 50

1.	We note the disclosure that you cannot estimate the possible loss or range of possible loss related to the RTI or the Gen-Probe Incorporated litigation. Given that the cases have been outstanding since fiscal 2007 and 2009, respectively, please tell us why you are unable to provide a range of loss in accordance with FASB ASC 450-20-50.

Securities and Exchange Commission

February 8, 2012

Response to Comment 1

The Company respectfully submits that its disclosure in Note 5 is consistent with the guidance in paragraphs 3 through 5 of FASB ASC 450-20-50. As required under FASB ASC 450-20-25-2, the Company establishes an accounting reserve for contingent liabilities when a loss is deemed both probable and reasonably estimable. If no reserve is established, then the Company further assesses whether there is a reasonable possibility that a loss may be incurred. For those matters where a loss is reasonably possible, the Company discloses both the nature of the contingency and an estimate of the possible loss or range of loss, or includes a statement that such an estimate cannot be made as provided in FASB ASC 450-20-50 paragraph 4.

Process for evaluating claims

In considering its disclosure obligations under FASB ASC 450-20-50, the Company, with the assistance of counsel, continuously analyzes each potentially material matter, taking into account the procedural status of the case, any recent rulings by the court, advice of experts and counsel, any settlement discussions and other developments that may impact its analysis. Each reporting period, the Company evaluates all new developments and information and re-evaluates its loss contingency disclosures to ensure that they reflect the most current information known to the Company. Based upon this analysis, it determines whether a loss is probable or reasonably possible, whether it is reasonably possible to estimate any probable or reasonably possible loss or range of loss, and, if appropriate, revises its loss contingency disclosures to reflect the Company’s most current assessment of each potentially material matter.

We note that potential loss contingencies resulting from litigation are inherently uncertain and unpredictable. Each matter presents its own unique circumstances, and prior litigation does not necessarily provide a reliable basis on which to predict the outcome, or range of outcomes, in any individual proceeding. Variables that may affect the outcome of, and possible loss from, any particular litigation include, among other things, the facts on which the lawsuit is based, the parties’ respective litigation strategies, the legal defenses available to us, the court in which the matter is pending, the judge presiding over the matter, procedural and substantive rulings in the matter, precedents of other courts, the weight given to expert opinions, the evidence introduced by the parties, and the ultimate composition of the jury selected to hear the matter.

While ongoing developments in a particular case will inform management’s assessment of any potential loss contingency, we do not believe that there is necessarily a direct correlation between the length of time a proceeding has been pending and a company’s ability to reasonably estimate the possible loss or range of loss associated with the matter. It may take years after litigation has been initiated for meaningful discovery to take place, which limits a company’s ability to have sufficient information to make a reasonable estimate. Moreover, even where significant discovery has taken place, it may not be possible to make a reasonable estimate of the possible loss or range of loss where significant legal and factual issues remain to be determined, including the pendency of motions to dismiss claims, to exclude or limit expert opinion testimony, to exclude or limit certain evidence, and to instruct the jury in potentially dispositive ways.

We further note that when assessing whether disclosure of a potential loss or range of loss is required under FASB ASC 450-20-50, the Company does not believe it is appropriate to disclose a range consisting of the theoretical best-case outcome and the theoretical worst-case outcome. Such a range would not, in our view, represent a reasonable estimate of the possible range of loss, and inclusion of such range would likely mislead investors and other financial statement users.

Securities and Exchange Commission

February 8, 2012

RTI

Based on the information available to us at the time we filed the Form 10-K, the Company did not have a basis on which to reasonably estimate a possible loss or range of possible loss resulting from RTI’s antitrust, false advertising, and other claims, as there are numerous and significant legal and factual issues to be resolved.

Although the matter has been pending for several years and significant discovery has taken place, there are major legal and factual issues that remain to be resolved that may significantly impact the possible outcome of the case. For example, the Company has made several summary judgment motions, which we believe have substantial merit and would result in large portions, if not the entirety, of RTI’s allegations being dismissed. One of those motions seeks dismissal of several claims as a matter of law based on the settlement, release, and dismissal with prejudice of similar claims brought by RTI against the Company in the past.

In addition, as of this time, disclosure and discovery regarding RTI’s alleged damages and RTI’s antitrust liability theories, including the depositions of expert witnesses, has not been completed. The Company expects that, upon completion of that discovery, it will make motions to exclude some or all of the opinion testimony of RTI’s damages and antitrust liability experts. Likewise, the Company already has made motions to exclude some of RTI’s other experts, and has also moved to preclude RTI from introducing evidence relating to matters that the Company believes would be irrelevant or prejudicial to its defense. For its part, RTI opposes the Company’s summary judgment motions, has made motions to exclude portions of the Company’s expert testimony, and has also moved to preclude the Company from introducing certain evidence that it views as irrelevant.

Other factors that caused the Company to be unable to reasonably estimate any potential loss resulting from this litigation include the fact that the judge who has overseen this case from its inception is scheduled to retire from the bench in several weeks, and the case will be assigned to a new judge who will decide the various pending motions and preside over the trial in this matter. Also, the parties dispute whether the Federal District Court’s ruling on RTI’s patent infringement claims may be introduced as evidence in the trial on RTI’s antitrust claims against the Company.

As a result of the variability of these factors, many of which could materially affect the outcome of this litigation, and based on the information available to us at the time we prepared our Form 10-K, we did not have a basis on which to reasonably estimate the loss or range of loss that may result from this litigation.

Securities and Exchange Commission

February 8, 2012

Gen-Probe Incorporated (“Gen-Probe”)

Based on the information available to us at the time we filed the Form 10-K, the Company did not have a basis on which to reasonably estimate a loss or range of loss resulting from the Gen-Probe litigation, since the litigation is still in a relatively early stage with significant issues to be resolved. In this regard, we note that: (1) fact discovery is ongoing; (2) discovery disputes are being briefed for the Magistrate Judge; (3) expert discovery, including depositions, has not commenced; (4) expert reports, including those relating to damages, have not been prepared; (5) final infringement contentions have not been filed by Gen-Probe; (6) final invalidity contentions have not been filed by the Company; (7) the claims that Gen-Probe intends to take to trial have not been specified; and (8) summary judgment motions may still be filed. Accordingly, any estimate of loss or range of loss associated with this matter would have been speculative because it would have been made without important information needed to make an informed judgment.

Conclusion

We respectfully submit that at the time we filed the Form 10-K, the Company was not able to reasonably estimate the possible loss or range of loss with respect to either the RTI or Gen-Probe litigation. The Company will continue to evaluate the loss contingencies described in our periodic filings to determine whether it is possible to reasonably estimate the potential loss or a range of loss in accordance with FASB ASC 450-20-50 in preparing its subsequent periodic reports. Please also note that in the Quarterly Report on Form 10-Q that the Company filed on February 7, 2012 with respect to its first fiscal quarter, we included additional disclosure regarding the reasons the Company is unable to estimate a range of possible losses with respect to these lawsuits, in order to provide additional information to our shareholders and other users of our financial statements.

If you would like to discuss these responses, please call me at (201) 847-3223.

Very truly yours,

/s/ Jeffrey S. Sherman

Jeffrey S. Sherman
Senior Vice President and General Counsel

cc:	Securities and Exchange Commission

    Kristine Lochhead

    Martin James

Becton, Dickinson and Company

    Edward J. Ludwig, Chairman

    Vincent A. Forlenza, Chief Executive Officer and President

    David V. Elkins, Executive Vice President and Chief Financial Officer

    Suketu Upadhyay, Senior Vice President and Controller

    Members of the Audit Committee